March 4, 2010

VIA EDGAR FILING
Office of Registration and Reports
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hatteras Global Private Equity Partners Institutional, LLC
Reg. No. 811-22257

Dear Sir or Madam:

On behalf of Hatteras Global Private Equity Partners Institutional, LLC (the “Fund”), attached for filing pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), are the following documents:

1.	A copy of an extension of the Fidelity Bond for the Fund and any riders thereto; and

2.
A copy of the resolutions, attached hereto as Appendix A, adopted at the December 5, 2009 meeting of the Board of Managers of the Fund, at which a majority of the Managers who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the Act ratified the amount, type, form and coverage of the Fidelity Bond.

The premium of $1,241.00 was paid for the period commencing January 5, 2010 and ending April 1, 2010.

Feel free to contact me at (414) 299-2142 should you have any questions.

Very truly yours,

/s/Benjamin D. Schmidt
Benjamin D. Schmidt
AVP Fund Administration

attachments

*Provided for internal review purposes only. *This policy is neither issued nor certified.*

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 490PB2178 in favor of HATTERAS GLOB. PRIV. EQ. PART. INST LLC

It is agreed that:

1.The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

☒	Item 2. Bond Period: from 12:01 a.m. on	01/05/2009	to 12:01 a.m. on	04/01/2010
		(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

☐	Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐	Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $ and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss	Single
	Limit of Liability	Loss Deductible
Insuring Agreement (D) - FORGERY OR ALTERATION	$	$
Insuring Agreement (E) - SECURITIES	$	$
Coverage on Partners (Form No. 14 only)	$	$
Optional Insuring Agreements and Coverages:
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on

Accepted:

By
Attorney-in-Fact

AMEND DECLARATIONS PAGE -DISCOVERY FORM FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25. ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER.

INSURED

SR6150c Rev. 6-90
Copyright, The Surety Association of America, 1990

Appendix A

RESOLVED,
that the appropriate officers of the Fund be, and each hereby are, authorized and empowered to, with the appropriate guidance of counsel, obtain from the Fund’s insurance broker an extension to the Bond that provides coverage in the amount of $1,500,000 for a term commencing upon the expiration on January 5, 2010 of the current Bond of the Fund and running until April 1, 2010; and further

RESOLVED,
that the appropriate officers of the Fund are hereby authorized to do any and all other acts, in the name of the Fund and on its behalf, as the appropriate officers may determine to be necessary or desirable and proper in furtherance of the foregoing resolution, such determination to be conclusively evidenced by such action.